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ENEX


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ENEX  RESOURCES  CORPORATION
  Three  Kingwood Place Suite 200
 800 Rockmead Drive
Kingwood, Texas 77339

                                               INFORMATION STATEMENT

Background

As of the close of business on March 16, 1998, the holders of more than 78% of the outstanding shares of the common stock of ENEX Resources Corporation ("Enex") had tendered their shares to Middle Bay Oil Company, Inc. ("Middle Bay") pursuant to Middle Bay's offer to purchase all of Enex's outstanding common stock for $15.00 per share, in cash. On March 17, 1998, Enex received Middle Bay's written assurances that Middle Bay would accept all tendered shares at the expiration of the tender offer on March 20, 1998. If no additional shares are tendered, the aggregate amount to be paid by Middle Bay will be $15,724,230 in cash, plus payments to holders of options to purchase 143,000 shares of Enex common stock outstanding on March 17, 1998. As a result, Middle Bay will own not fewer than 1,048,282 of the total of 1,342,672 shares of Enex common stock now outstanding, and Enex will become a subsidiary of Middle Bay.

In order to facilitate Middle Bay's tender offer, on March 17, 1998, the Enex Board of Directors took the following steps:

(1) Added three (3) Middle Bay nominees to the Enex Board of Directors to facilitate the transfer of control of Enex to Middle Bay. The three new directors, whose appointment increased total board membership from six to nine members, are Middle Bay's President, John J. Bassett, its Vice President for Corporate Development, Stephen W. Herod, and one of its non-employee directors, Gary R. Christopher. Messrs. Bassett, Herod, and Christopher will hold office until the next annual meeting of Enex stockholders and until their successors are elected and qualified.

(2) Approved the acquisition of the tendered shares of Enex common stock by Middle Bay pursuant to Section 203 of the Delaware General Corporation Law; and

(3) Amended the Rights Agreement between Enex and its transfer agent, American Stock Transfer, Incorporated, dated September 4, 1990, as amended through April 12,1994, to make the stock purchase rights created by the agreement inapplicable

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


to transactions which are approved by Enex's Board of Directors and to increase the rights exercise price to $33.00 to reinstate the approximate ratio between the exercise price and the market price of Enex common stock, prior to Middle Bay's tender offer, to that which was in effect (approximately 3 to 1) when the rights were created.

In addition, Gerald B. Eckley and the five other Enex directors elected by Enex's stockholders, Robert D. Carl, III, William C. Hooper, Jr., Martin J. Freedman, James T. Shorney, and Stuart Strasner (collectively, the "Incumbent Enex Directors") have tendered their resignations, effective upon the successful completion of the tender offer. As soon as possible, but not sooner than the tenth day after this Information Statement is mailed to all of the stockholders of Enex, Messrs. Bassett, Herod, and Christopher are expected to appoint four
(4) additional individuals to fill the vacancies caused by those resignations.

According to information provided to Enex by Middle Bay, the source of the consideration to be paid for the shares of the tendering Enex stockholders is available cash and working capital and a drawdown of approximately $15,000,000 under Middle Bay's revolving credit facility with the Bank of Oklahoma, N.A. The loan requires Middle Bay to cause Enex, a subsidiary of Middle Bay, to become a party to and pledge certain of its assets as collateral under the credit facility. The loan agreement provides for a $50,000,000 convertible revolving line of credit pursuant to which the Bank, with other participating banks, shall extend from time to time loans to Middle Bay and its subsidiaries for Bank-approved purposes to the extent of Middle Bay's available "collateral borrowing base" as provided in the loan agreement. The collateral borrowing base is determined from time to time by the Bank based on evaluations of the oil and gas reserves attributable to Middle Bays and its subsidiaries' interests in proven producing oil and gas properties. The extension of credit by the Bank to Middle Bay for the purpose of acquiring Enex shares was approved in light of the Bank's evaluation of Enexs proven producing reserves and their contribution to Middle Bay's bank borrowing base.

The loans extended under the credit facility may convert to a 72 month term loan on or after March 31, 1998, payable in equal monthly payments of principal plus interest at variable rates at either bank prime or 1.75 - 2.00 points above the London Interbank Offered Rates quoted from time to time at the election of Middle Bay.

Reference is made to Middle Bay's Offer to Purchase dated February 19, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, which was provided to all Enex stockholders in February for additional information concerning Middle Bay, an oil and gas company engaged in the exploration for oil and gas in the United States, its tender offer, the letter of intent entered into between Enex and Middle Bay on January 29, 1998, and the "Board Action Condition" the steps taken by the Enex Board of Directors on March 17, 1998 was intended to satisfy. Additional information about Enex stockholdings, about Messrs. Bassett, Herod, and Christopher and the additional directors they will appoint, and about certain other matters appears below.


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


New Directors

With the  addition  of the  three new board  members,  Enex has nine  directors,
divided  into  three  classes.   One  class  of  directors  is  elected  by  the
stockholders annually. Currently, the directors are classified as follows:


                         Directors whose terms expire in:

  1998                         1999                         2000
Robert D. Carl, III          Martin J. Freedman          Gerald B. Eckley
Stuart Strasner              James T. Shorney            William C. Hooper, Jr.
John J. Bassett
Stephen W. Herod
Gary R. Christopher

Set forth below is certain information furnished by and concerning the three current directors who will not be resigning from the Board and the four nominees who are expected to be appointed to the Board following the resignation of the Incumbent Enex Directors. The additional directors to be appointed will hold office for the unexpired terms of the directors they will be replacing and until their successors are elected and qualified.


                                Position; Principal Occupation or
Name                          Employment; Five-Year Employment History


John J. Bassett: Mr. Bassett, age 39, is Middle Bay's President and Chief Executive Officer, a position he has held since 1992. Mr. Bassett has also served as the Chairman of the Board of Directors of Middle Bay since 1992. He has also served as President, chief executive officer and a director of Bay City Energy Group, Inc., a company that explores for oil and gas in the United States and is a principal shareholder of Middle Bay, since 1987. Stephen W. Herod Mr. Herod, age 39, currently serves as Vice President for Corporate Development and as a director of Middle Bay, positions he has held since July, 1997. From April, 1992 to June, 1997 Mr. Herod served as President of Shore Oil Company, a privately held independent exploration company, which was acquired by Middle Bay in July, 1997.


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Gary R. Christopher: Mr. Christopher, age 48, is the Acquisition Coordinator for
Kaiser- Francis Oil Company, a position he has held since February, 1995. From January, 1993, to February, 1995, Mr. Christopher served as Senior Vice President and Manager of Energy Lending for the Bank of Oklahoma, which he continues to serve as a consultant. Mr. Christopher has been a director of Middle Bay since May, 1997. He also serves on the Board of PetroCorp Incorporated and is a member of the society of Petroleum engineers and the Society of Petroleum Evaluation Engineers.

Frank E. Bolling, Jr.: Mr. Bolling, age 39, is Vice President of Midstream Fuel Service, Inc. and its Pepco-Retail Division, a distributor for Chevron U.S.A., Inc. From 1993 to 1995, Mr. Bolling served as General Manager of the Dantzler Bulk Division of Fuel Services, Inc., a distributor for Chevron U.S.A., Inc. Mr. Bolling has been a director of Middle Bay since 1995.

Alvin V. Shoemaker: Mr. Shoemaker, age 59, has been principally occupied for the past five years as a private investor. From 1986 to 1994, Mr. Shoemaker served as Chairman of the Board of Trustees of the University of Pennsylvania. He has also served as Vice Chairman of the Securities Industry Association, and as a director of Harcourt Brace Jovanovich, Royal Insurance of America, the Council on Foreign Relations and the Wharton School of Finance. Mr. Shoemaker has been a director of Middle Bay since July, 1997. He also serves on the Board of Hanover Compressor Co.

Edward P. Turner, Jr.: Mr. Turner is a managing partner of the law firm of Turner, Onderdonk, Kimbrough & Howell, P.A., of Chatom, Alabama, with which he has been associated for over 25 years. Mr. Turner has served as a director of Middle Bay since its inception in 1992. He is also a director of BCEG, Inc. and President and a director of ERW, Inc.

Board of Directors and Committees

Enex's Board of Directors held seven meetings in 1997. Of the Incumbent Enex Directors, none attended fewer than 75% of the aggregate number of meetings of the Board of Directors and the Committees on which they serve that were held during the period that they served. None of Messrs. Bassett, Herod and Christopher was a director at the time of the most recent meeting of the Board of Directors. Enex has no executive committee or nominating committee.

The functions of Enex's Audit Committee, currently consisting of Messrs. Hooper, Strasner and Carl, include recommending the engagement and discharge of the independent

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auditors,  directing and supervising special investigations,  reviewing with the independent auditors the plan and results of Enex's procedures for internal auditing, approving each professional service provided by the independent auditors, considering the range of audit and nonaudit fees and reviewing the adequacy of Enex's system of internal accounting controls. The Audit Committee held three meetings in 1997.

The functions of Enex's Compensation and Options Committee, currently consisting of Messrs. Hooper, Freedman and Shorney, are to review and determine salaries for officers and certain key employees, to administer Enex's 1991 Non-Qualified Stock Option Plan and to review and determine the officers and employees to whom stock options should be granted, the number of shares to be optioned and the option price to be paid, and to review and determine bonuses and other special awards of employee compensation and benefits. The Compensation and Options Committee held three meetings in 1997.

Section 162(m) of the Internal Revenue Code generally limits the annual corporate tax deduction for compensation paid to executive officers named in the Summary Compensation Table below to $1 million, unless certain requirements are met. The Compensation and Options Committee has determined that it is not necessary to modify any currently existing compensation arrangements or incentive plans because all compensation paid to executive officers under existing arrangements and plans would either be less than the deductibility limit or exempted under the transition provisions provided in the Regulations. The Committee intends to monitor Enex's compensation and benefit plans to insure that Enex's corporate tax deduction is maximized without limiting Enex's flexibility to attract and retain qualified executives to manage Enex.

Enex's directors are not personally liable for monetary damages to Enex or to its stockholders in instances in which directors have unintentionally breached their fiduciary duty to Enex. Thus, neither Enex nor its stockholders have the right to bring an action for damages against a director in cases involving an error in judgement or otherwise arising from the director's failure to exercise due care in carrying out his responsibilities as a director, unless the director's conduct involved a breach of the director's duty of loyalty to Enex, was not taken in good faith, provided an improper personal benefit to the director or involved the payment of an unlawful dividend, stock repurchase or stock redemption.

Security Ownership of Certain Beneficial Owners and Management

As of March 16, 1998, there were 1,342,672 shares of Enex common stock issued and outstanding. The following table sets forth the ownership of Enex common stock held (i) by each person who owns of record or who is known by Enex to own beneficially more than 5% of such stock as of such date, (ii) by each of the current directors and each of the Middle Bay nominees who will be appointed as directors of Enex as of such date, (iii) by each of the executive officers of Enex named in the Summary Compensation Table below, as of such date, and (iv) all of Enex's directors, nominees and executive officers as a group, as of such date. The number of shares and the percentage of the class beneficially owned by the persons named in the table and by all directors, nominees and executive

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


officers as a group is presented in accordance with SEC Rule 13d-3 and includes, in addition to shares actually issued and outstanding, unissued shares which are subject to issuance upon exercise of options within 60 days. Except as other-wise indicated, the persons named in the table have sole voting and dispositive power with respect to all securities listed.



                                        Number of Shares          Percent
                                        Beneficially Owned         of Class
Names and Addresses of Beneficial Owners
    FMR Corp.
       82 Devonshire Street
       Boston, MA  02109..............          144,300 (1)          10.75%
    Franklin/Templeton Group of Funds
       777 Mariners Island Blvd.
       San Mateo, CA 94404............          128,100 (2)           9.54%

    Directors, Nominees and Executive Officers (3)
    Gerald B. Eckley..................          315,000              22.86%
    Robert D. Carl, III...............           15,000               1.10%
    William C. Hooper, Jr. ...........           18,000               1.32%
    Martin J. Freedman................           32,700               2.41%
    James T. Shorney..................           15,000               1.10%
    Stuart Strasner...................           15,000               1.10%
    James A. Klein....................           45,950               3.35%
    John J. Bassett...................                - (4)             - %
    Stephen W. Herod..................                - (4)             - %
    Gary R. Christopher...............                - (4)             - %
    C. J. Lett, III...................                - (4)             - %
    Frank E. Bolling, Jr..............                - (4)             - %
    Alvin V. Shoemaker................                - (4)             - %
    Edward P. Turner, Jr..............                - (4)             - %
    Directors, Nominees and Executive Officers
     as a group (14 persons...........          456,650 (4)          30.74%

(1) FMR Corp. ("FMR") is a holding company one of whose principal assets is the capital stock of Fidelity Management and Research Company ("Fidelity"), the investment advisor to a large number of investment companies (the "Fidelity Funds"), including the Fidelity Low-Priced Stock Fund (the "Fund"), which owns the shares shown in the table. The Fund, FMR, through its control of Fidelity, and the Chairman of FMR each has sole power to dispose of such shares. Neither FMR nor its principal shareholders has the sole power to vote or direct the voting of such shares, which power resides with the Fidelity Funds' Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds' Board of Trustees. All information regarding FMR was obtained from Amendment No. 6 to Schedule 13G filed by FMR with the SEC on February 14, 1998.

(2) Franklin Resources, Inc. ("FRI"), a holding company whose subsidiaries include a bank, broker- dealers, and the investment advisors to a large number of investment companies (the "Franklin/Templeton Funds"), has reported that the above shares are held for the benefit of the Franklin Balance Sheet Investment Fund ("FBSIF"), which has the right to receive dividends on

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


and the proceeds from the sale of such shares. FRI has reported that it has the sole power to vote, and shares with Franklin Advisors, Inc. (the investment advisor to FBSIF), the power to dispose of such shares. All information regarding FRI was obtained from Amendment No. 3 to Schedule 13G filed by FRI with the SEC on February 12, 1997.

(3) 800 Rockmead, Three Kingwood Place, Suite 200, Kingwood, TX 77339 is the address for all directors, nominees and executive officers. Actual ownership of outstanding shares, excluding unissued shares subject to options is as follows:
Mr. Eckley - 280,000 shares,  20.85%;  Mr. Freedman - 17,700 shares,  1.32%; Mr.
Klein - 15,950 shares, 1.19%; and all directors, nominees and executive officers as a group - 313,650 shares, 23.36%.

(4) Does not include any shares tendered to Middle Bay, on whose board of directors these named individuals serve.

Executive Compensation

There is shown below information concerning the annual and long-term compensation for services in all capacities to Enex for the fiscal years ended December 31, 1995, 1996 and 1997, of those persons who were (i) the chief executive officer and (ii) the other executive officers of Enex (the "Named Officers") who earned at least $100,000 during the fiscal year ended December 31, 1997:

                              SUMMARY COMPENSATION TABLE

                           Annual Compensation        Long-Term Compensation
                                                      Awards       Payouts
Name                                                  Shares       All
and                                                   Underlying   Other
Principal Position        Year    Salary    Bonus     Options      Compensation

-------------------------------------------------------------------------------


Gerald B. Eckley           1997   $240,000  $54,984    25,000      $370,000 (1)
President,                 1996   $240,000  $53,000     - 0 -      $ 23,368 (2)
Chief Executive Officer    1995   $240,000  $32,400     - 0 -      $ 21,175 (2)


James A. Klein             1997   $ 71,167  $33,874     25,000     $ 76,875 (1)
Controller


(1) The amounts shown represent the value realized upon the exercise of options to purchase Enex common stock.

(2) The amounts shown represent the aggregate value of monthly contributions of shares of Enex's common stock equal to 50% of a participant's open market purchases of Enex's common stock for the preceding month (limited to a maximum of 2,500 shares per participant per year) pursuant to Enex's Employee Stock Purchase Program (the "Program"). All officers, directors and full-time employees were eligible to participate in the Program until it was terminated in 1996.


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Option Grants

On January 15, 1997 non-qualified options to purchase a total of 75,000 shares were awarded to three executive officers (including Mr. Eckley - 25,000 and Mr. Klein - 25,000) and options for an additional 10,000 shares were awarded to each of the Company's five non- employee directors. These options, which expire January 15, 2007, are exercisable at $9.875 per share, which was equal to the fair market value of the Company's Common Stock on the date of grant. All of the options were immediately exercisable.

Option Exercises and Year-End Values

Shown below is information concerning the exercise and year-end values of the options to purchase Enex's common stock granted in prior years for the Named Officers and held by them at December 31, 1997.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUE

                                                  Number of Shares
                                             Underlying Unexercised
                 Number of                   Options at December 31, 1997
                 Shares Acquired     Value
Name             on Exercise      Realized   Exercisable    Unexercisable


Gerald B. Eckley    60,000        $ 370,000      35,000               -

James A. Klein      12,500        $  76,875      30,000               -



                       Value of
                       Unexercised In-the-Money
                     Options at December 31, 1997 (1)

Name                  Exercisable   Unexercisable


Gerald B. Eckley          $ 66,875             $0

James A. Klein            $ 50,625             $0


(1) The dollar values are calculated by determining the difference between the fair market value of the securities underlying the options and the exercise price of the options at fiscal year-end.

Compensation of Directors

During 1997, each non-employee director received $1,200 as compensation for each meeting which he attended in person and $1,800 per calendar quarter.

                                    Employment Agreement

The employment agreement between Enex and its founder and president, Gerald B. Eckley, provides for a minimum salary of $200,000 per year for a five-year term beginning each May 19. Salary increases are at the discretion of the Board of Directors. Mr. Eckley's base salary was $240,000 in 1997. So long as Mr. Eckley is employed by Enex, the agreement will be automatically extended for an additional year every May 19 unless Mr. Eckley or the Board elects to terminate the automatic extension feature. The agreement provides for compensation continuation benefits in the event of Mr. Eckley's death or disability. If Mr. Eckley terminates

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the  agreement  following  a change  of  control  of Enex,  for a breach  of the material provisions of the agreement or because performance of his duties becomes hazardous to his health, he will remain entitled to the full base compensation then in effect, as severance pay, until the expiration of the agreement.

Mr. Eckley and Middle Bay are expected to enter into a Consulting Agreement which will replace Mr. Eckley's employment agreement upon his resignation as Enex's president and chief executive officer, which is scheduled to occur on April 1, 1998. The terms of the Consulting Agreement have not yet been finalized but are expected to provide that Mr. Eckley will be paid $20,000 per month by Middle Bay for approximately four years. If the Consulting Agreement is not entered into, Mr. Eckley's employment agreement will continue in effect.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 and regulations of the SEC thereunder require Enex's executive officers and directors and persons who own more than ten percent of Enex's common stock ("Reporting Persons") to file initial reports of ownership and changes in ownership with the SEC. Reporting
Persons  are  required  by SEC  regulation  to furnish  Enex with  copies of all
Section 16(a) forms they file. Based solely on its review of the copies of such forms received by Enex and written representations that no other reports were required for those persons, Enex believes that all filing requirements applicable to its Reporting Persons were complied with for the fiscal year ended December 31, 1997.

                                         By Order of the Board of Directors



                                          /s/ Gerald B. Eckley
                                          GERALD B. ECKLEY
                                          President

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